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                                                           OMB APPROVAL
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*


                              Sento Corporation
     ---------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, par value $.25 per share
     ---------------------------------------------------------------------
                        (Title of Class of Securities)

                                  816918 10 6
                   ----------------------------------------
                                 (CUSIP Number)


                              Brian G. Lloyd, Esq.
                    Parr, Waddoups, Brown, Gee & Loveless
                      185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                (801) 532-7840


     ---------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               October 14, 1999
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (10-97)

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CUSIP No. 816918 10 6             SCHEDULE 13D

-------------------------------------------------------------------------------
1  Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Clemons F. Walker
-------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group (See Instructions) (a) / /
                                                                       (b) / /
-------------------------------------------------------------------------------
3  SEC Use Only
-------------------------------------------------------------------------------
4  Source of Funds (See Instructions)

   PF
-------------------------------------------------------------------------------
5  Check if Disclosure of Legal Proceedings is Required Pursuant to        / /
   Items 2(d) or 2(e)
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6  Citizenship or Place of Organization

   United States
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               7  Sole Voting Power

 Number of        531,200 (includes currently exercisable warrants to purchase
                  50,000 shares held in the name of the Reporting Person,
  Shares          280,900 shares held in the name of the Walker Family Trust and currently exercisable warrants to purchase 50,000 shares,
Beneficially      which warrants are also held in the name of the Walker
                  Family Trust)
 Owned by      ----------------------------------------------------------------
               8  Shared Voting Power
   Each
                  -0-
 Reporting     ----------------------------------------------------------------
               9  Sole Dispositive Power
  Person
                  531,200 (includes currently exercisable warrants to purchase
   With           50,000 shares held in the name of the Reporting Person,
                  280,900 shares held in the name of the Walker Family Trust and currently exercisable warrants to purchase 50,000 shares, which warrants are also held in the name of the Walker
                  Family Trust)
               ----------------------------------------------------------------
               10 Shared Dispositive Power

                  -0-
-------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person

   531,200 (includes currently exercisable warrants to purchase 50,000 shares held in the name of the Reporting Person, 280,900 shares held in the name of the Walker Family Trust and currently exercisable warrants to purchase 50,000 shares, which warrants are also held in the name of the Walker
   Family Trust)
-------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares       / /
   (See Instructions)
-------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

   6.6%
-------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

   IN
-------------------------------------------------------------------------------

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CUSIP No. 816918 10 6             SCHEDULE 13D

THIS AMENDMENT NO. 2 TO THE SCHEDULE 13D OF CLEMONS F. WALKER AMENDS AND SUPPLEMENTS, AND SHOULD BE READ IN CONJUNCTION WITH, THE SCHEDULE 13D FILED ON JULY 27, 1999 AND AMENDMENT NO. 1 THERETO FILED ON FEBRUARY 3, 2000.

ITEM 1.  SECURITY AND ISSUER

    (a) Title of Class of Equity Securities: Common Stock, $.25 par value (the "Common Stock").

    (b)  Name of Issuer: Sento Corporation (the "Issuer")

    (c) Address of Issuer's Principal Executive Office: 808 East Utah Valley Drive, American Fork, UT 84003.

ITEM 2.  IDENTITY AND BACKGROUND

    (a)  Name: Clemons F. Walker (the "Reporting Person")

    (b)  Residence address: 748 Rising Star Drive, Henderson, NV 89014

    (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Retired.

    (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: No

    (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No

    (f)  Citizenship:   United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable as no shares of Common Stock were acquired. The transactions involved only dispositions of shares.

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CUSIP No. 816918 10 6             SCHEDULE 13D

ITEM 4.  PURPOSE OF TRANSACTION

         Not applicable as no shares of Common Stock were acquired. The transactions involved only dispositions of shares. The Reporting Person reserves the right to purchase additional shares of the Common Stock or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) The Reporting Person is the beneficial owner of 531,200 shares of the Common Stock, which (i) includes currently exercisable warrants to purchase 50,000 shares of the Common Stock held in the name of the Reporting Person, (ii) includes 280,900 shares of the Common Stock held in the name of the Walker Family Trust, (iii) includes currently exercisable warrants to purchase 50,000 shares of the Common Stock, which warrants are also held in the name of the Walker Family Trust and (iv) represent 6.6% of the outstanding shares of such stock.

    (b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares referenced in Item 5(a) above.

    (c)  See item 3 above.

    (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced in Item 5(a) above.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

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CUSIP No. 816918 10 6             SCHEDULE 13D



                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 2/1/00                           /s/ CLEMONS F. WALKER
     ----------                        ------------------------
                                       Clemons F. Walker